Exhibit 10.58

January 10, 2014

Andy Inglis

Foxgloves

II Onslow Road

Hersham, Walton-on-Thames

Surrey, KT12 5BB, UK

RE:                          Offer of Employment

Dear Andy,

On behalf of the Kosmos organization, I am pleased to extend an offer of employment to you with Kosmos Energy, LLC (the “Company”) as Chief Executive Officer.  Additionally, the Company’s Board of Directors (the “Board”) will approve your nomination to serve as the Chairman of the Board immediately upon hire.  This offer letter agreement (this “Offer Letter”) serves to confirm the Company’s offer of employment to you, including the following:

Start Date:	Your employment with the Company will start on or about March 1, 2014 (the “Start Date”).

Base Salary and Annual Bonus:

You will receive a base salary at an initial annual rate of $900,000 (the “Base Salary”), payable in accordance with the Company’s payroll practices as in effect from time to time. The Company currently pays salary on the 15th and the last day of each month. The Board (or a committee thereof) will review the Base Salary annually to determine whether to increase it. The Base Salary will not be decreased except in connection with a proportionate across-the-board decrease for the Company’s senior executives generally.

You will be eligible for an annual bonus that will be targeted at 100% of the Base Salary (the “Target Bonus”) and will be based on Company and individual performance metrics established annually by mutual agreement between you and the Board (or a committee thereof) not later than the 90th day of the applicable performance year. The actual bonus, if any, that you earn for any year will (1) be determined in the discretion of the Board (or a committee thereof), based on the level of attainment of the applicable Company and individual performance metrics within the context of prevailing market conditions and (2) may range between 0% and 200% of the Base Salary.

Sign-On Bonus:

A sign-on bonus of $1,675,000 (the “Sign-On Bonus”) will be paid to you in cash in your first paycheck. If at any time prior to the first anniversary of the Start Date you terminate your employment for any reason other than Good Reason (as defined below) or the Company terminates your employment for Cause (as defined below), you will promptly reimburse the Company an amount equal to the product of (1) the gross amount of the Sign-On Bonus, multiplied by (2) a fraction, the numerator of which is 365 minus the number of calendar days during the period beginning on (and including) the Start Date and ending on (and including) the date of such termination, and the denominator of which is 365.

Sign-On Equity Awards:

On the first day of the calendar month following the Start Date, you will receive two awards (the “Sign-On Equity Awards”) of restricted share units (“RSUs”). The Sign-On Equity Awards will be issued under the Kosmos Energy Ltd. Long Term Incentive Plan attached hereto as Exhibit A (such plan, or any successor thereto, the “LTIP”) and will be subject to the terms (including, without limitation, the applicable vesting schedules and forfeiture restrictions) set forth in the LTIP and individual award agreements substantially in the forms attached hereto as Exhibits B and C. The Sign-On Equity Awards will have an aggregate value as of the grant date of $3,500,000, of which $1,000,000 will be granted in the form of service-vesting RSUs and $2,500,000 will be granted in the form of performance-vesting RSUs. The number of common shares of Kosmos underlying each Sign-On Equity Award (at target, in the case of the performance-vesting RSUs) will be determined in accordance with the terms of the LTIP by dividing the grant date value of such award by the closing price of a common share on the grant date.

Long Term Incentive (“LTI”) Opportunity:

During your employment, you will be eligible for annual long-term incentive (“LTI”) equity awards. Your initial LTI award will be granted no later than June 30, 2014, and will have an aggregate value as of the grant date of $2,250,000 (with any performance-based component of such award valued at target). It is the expectation of the Board that the LTI award, if any, granted for each year after 2014 will have an aggregate value as of the grant date equal to 2.5 times the Base Salary as in effect at the time of grant (with any performance-based component of such award valued at target); however, the actual aggregate value of each such post-2014 LTI award, if any, will be determined in the discretion of the Board (or a committee thereof). Each LTI award will be granted pursuant to the LTIP and one or more individual award agreements that contain such vesting and other terms as are no less favorable than such terms that apply to the LTI awards granted to the Company’s senior executives generally. The number of common shares of Kosmos underlying each LTI award (at target, in the case of any performance-vesting RSUs) will be determined in accordance with the terms of the LTIP by dividing the grant date value of such award by the closing price of a common share on the grant date.

Relocation:

You will be required to relocate your principal residence to the Dallas/Fort Worth area as soon as practicable after the Start Date. The Company will pay or reimburse you for all reasonable and customary costs associated with your relocation as follows:

•             Packing and transporting standard furniture and personal effects belonging to you and members of your immediate family, to be performed by a moving company of your choice.

•             The cost of airfare for you and members of your immediate family from the United Kingdom to Dallas, Texas.

•             Reasonable expenses, including travel, for up to seven days for you and members of your immediate family to obtain housing in the Dallas/Fort Worth area.

•             Expenses for necessary transitional temporary housing (to be approved by the Company in advance, with such approval not to be unreasonably withheld) for up to six months in the Dallas/Fort Worth area.

In addition, the Company will provide you with the following payments:

•             A one-time lump sum cash payment of $5,000 to cover miscellaneous relocation expenses not otherwise provided in this section, payable in your first paycheck.

•             A one-time lump sum cash payment of $25,000 to cover any loss on the sale of your two vehicles in the United Kingdom, payable in your first paycheck.

•             A one-time lump sum cash payment of $120,000 to defray costs associated with the sale of your existing home and the purchase/lease of a new residence in the Dallas/Fort Worth area. You will be required to sell your existing home and either purchase or lease a home in the Dallas/Fort Worth area to receive this payment.

Except as otherwise provided above, any reimbursement of expenses pursuant to this “Relocation” section will be made by the Company as soon as practicable following receipt of supporting documentation reasonably satisfactory to the Company(but in any event not later than December 31 of the year following the year in which the expense is incurred).

If at any time prior to the first anniversary of the Start Date you terminate your employment for any reason other than Good Reason or the Company terminates your employment for Cause, you will promptly reimburse the

Company an amount equal to the product of (1) the aggregate gross amount of all expenses paid or reimbursed by the Company pursuant to this “Relocation” section, multiplied by (2) a fraction, the numerator of which is 365 minus the number of calendar days during the period beginning on (and including) the Start Date and ending on (and including) the date of such termination, and the denominator of which is 365.

Spousal Assistance:

The Company will provide employment assistance through The MI Group for your spouse. This benefit includes, but is not limited to, career counseling, employment search coaching, resume development, career development workshops, and employment search assistance. The use of this benefit is required to be commenced within 90 days after your move date to Dallas and to be completed within one year after such move date.

Severance Benefits:

If at any time your employment is terminated by the Company without Cause or by you for Good Reason, then subject to your execution and non-revocation of a general release of claims provided by the Company and such release becoming effective not later than 60 days after such termination, and your continued compliance with any confidentiality covenants to which you are subject, the Company will: (1) pay you an amount (the “Severance”) equal to the product of two, multiplied by the sum of the Base Salary plus the Target Bonus (in each case as in effect as of the date of such termination); (2) provide you with continued coverage under the Company’s medical and dental plans for you and your dependents for 24 months following such termination with the Company paying the entire premium for such coverage (the “Benefits Continuation”); and (3) accelerate the vesting of any then unvested portion of the service-vesting Sign-On Equity Award. The Severance will be paid to you in equal monthly installments over the 24-month period following such termination; provided that the first payment shall be made on the Company’s first regular payroll date that is more than 60 days after such termination, and any installments that otherwise would have been paid during such 60-day period will be paid on such first payroll date.

Notwithstanding the foregoing: (A) your entitlement to the Benefits Continuation will also be subject to your timely election to receive continued coverage for such benefits pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 or analogous applicable state law; (B) the Company’s obligation to pay for the Benefits Continuation will cease upon your becoming eligible for such coverage from a subsequent employer, and you will promptly notify the Company on your becoming eligible for such coverage; (C)  in the event that you elect coverage under a plan provided by the Company that has a higher premium than the plan in which you participate as of the date on which your employment with the Company terminates, the amount of the Company’s contribution to your premium payments will not increase from the amount of such contributions as of the date that your employment terminated, and you will be responsible for payment of any additional premium amount; and (D) if the Company reasonably determines that the Benefits Continuation cannot be provided to you for the full 24-month period and/or without your paying all or a portion of the premium for such coverage, in each case without subjecting the Company to adverse tax consequences or increased health insurance premiums, then the coverage period will be reduced and/or you will be required to pay the premium for such coverage, in each case to the extent that the Company reasonably determines is required to ensure that the Company is not subject to such adverse tax consequences or increased premiums; provided that, for any month during such 24-month period that you are not provided with such coverage or for which you are required to pay any portion of the premium for such coverage, the Company will provide you with a cash payment in an amount equal to, as applicable, (i) the full premium for such coverage for such month, if you are not provided with, or are required to pay the entire premium for, such coverage for such month or (ii) the portion of the premium for such coverage that you are required to pay for such month, but in each case only if the Company reasonably determines that providing such payment would not subject the Company to adverse tax consequences or increased health insurance premiums.

Change in Control:

In the event of a Change in Control (as defined in the LTIP) and contingent upon your continued service to the Company or its successor for one year thereafter, all of your equity awards that are unvested as of such Change in Control shall vest on the first anniversary of such Change in Control, with any performance-based equity awards vesting at target level; provided, however, that in the event that your employment with the Company is terminated by the Company or its successor without Cause or by you for Good Reason, in either case during the period beginning three months before and ending one year after a Change in Control, then all of your equity awards that are unvested as of the date of such termination shall vest in full on the later of the date of such termination or the date of such Change in Control; provided further, however, that in the case of any such termination that occurs during the period prior to a Change in Control, such vesting of your equity awards shall only apply if such termination was at the request of a third party that has taken steps reasonably calculated to effectuate such Change in Control or that otherwise arose in connection with or anticipation of such Change in Control.

If the payments that you would receive in connection with a Change in Control from the Company or otherwise (collectively, “Payments”) would (i) constitute “parachute payments” within the meaning of Section 280G of the Internal Code of 1986, as amended (the “Code”), and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code, then the aggregate amount of such Payments shall be reduced to the extent necessary to avoid such excise tax, but only if the Net After-Tax Benefit taking into account such reduction exceeds the Net After-Tax Benefit without taking into account such reduction. “Net After-Tax Benefit” means the present value (as determined by the Company in accordance with Section 280G(d)(4) of the Code) of the Payments net of all taxes imposed on you with respect thereto under Sections 1 and 4999 of the Code and under applicable state and local laws.

Notwithstanding any provision to the contrary in this Offer Letter, the LTIP or any other applicable agreement or plan, any reduction in the Payments required under the preceding paragraph shall be implemented as follows: first, by reducing the Severance; second, by reducing any other cash payments to be made to you; third, by cancelling any outstanding performance-based equity awards whose performance goals were not met prior to the Change in Control; fourth, by cancelling the acceleration of vesting of any outstanding (i) performance-based equity awards whose performance goals were met prior to the Change in Control and (ii)  service-vesting equity awards; and fifth, by eliminating the Benefits Continuation. In the case of the reductions to be made pursuant to each of the foregoing clauses, the payment and/or benefit amounts to be reduced, and the acceleration of vesting to be cancelled, shall be reduced or cancelled in the inverse order of their originally scheduled dates of payment or vesting, as applicable, and shall be so reduced only to the extent that the payment and/or benefit otherwise to be paid, or the vesting of the award that otherwise would be accelerated, would be treated as a “parachute payment”.

401(k) Plan:

You will be eligible to participate in the Company’s 401(k) plan starting on the Start Date. Currently, the Company matches employees’ contributions to the plan dollar for dollar up to the lesser of 8% of eligible compensation contributed or the applicable Internal Revenue Service maximum ($17,500 for 2013). The Company match is not guaranteed to remain at the same level. You will be notified if there is a plan contribution or design change.

Other Benefits:

You will be entitled to participate in the Company’s other benefit plans applicable to full-time regular employees. For the 2013 calendar year, the Company is paying 100% of the cost of such benefit plans. The Company reserves the right to change the benefits provided or the costs charged to employees at any time in its sole discretion; provided, however, that the Company will not decrease your benefits, or the portion of your benefits costs borne by the Company, except in connection with such an across-the-board decrease for the Company’s U.S.-based senior executives generally.

Vacation:

Based on your years of relevant industry-related work experience, the Company will provide with you with five weeks of annual vacation allowance (prorated for the first year of your employment based on the number of calendar days that you are employed in such year).

Holidays:	The Company’s current practice is to provide employees with nine nationally recognized major U.S. holidays and up to two additional

“floating” holidays of their choice. The Company reserves the right to change this general practice at any time in its sole discretion.

Withholding:

The Company may withhold from any amounts payable or benefits provided to you under this Offer Letter or otherwise such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

Legal Fees:

The Company agrees to reimburse 50% of the reasonable legal fees incurred by you in the analysis, negotiation, and preparation of this Offer Letter and advice regarding related matters; provided that in no event shall such reimbursement obligation exceed $15,000. Such reimbursement will be made by the Company as soon as practicable following receipt of supporting documentation reasonably satisfactory to the Company (but in any event not later than December 31 of the year following the year in which the expense is incurred).

Ability to Accept Employment:

You hereby represent to the Company that you are not subject to any notice requirement, garden leave provision, non-competition covenant or any similar requirement, provision or covenant (each such requirement, provision or covenant, an “Employment Restriction”) that would prevent you from accepting this offer of employment with the Company, commencing such employment or remaining an employee of the Company or becoming or remaining a director of Kosmos or that would adversely impact your ability to perform your duties to the Company or Kosmos.

Your employment with the Company and this Offer Letter are expressly contingent on your (1) ability to start employment with the Company on the Start Date without your breaching any Employment Restriction and (2) completion of a reference and background check, including but not limited to past employment, education, credit reports and criminal records, to the reasonable satisfaction of the Board.

Notwithstanding anything to the contrary in this Offer Letter or any other agreement between you and the Company, the LTIP or any equity award agreement provided to you, if at any time you are prevented from remaining an employee of the Company or performing your duties to the Company due to any Employment Restriction, the Company will be entitled to terminate your employment, and such termination shall be deemed a termination for Cause for all purposes under this Offer Letter, any such other agreement, the LTIP and any such equity award agreement.

Definitions:	“Cause” means your: (1) material failure to perform your duties to the Company or any Affiliate (as defined in the LTIP), other than any such failure resulting from your physical or mental incapacity;

(2)              having engaged in serious misconduct, gross negligence or a material breach of fiduciary duty;

(3)              having been convicted of, or having entered a plea bargain or settlement admitting guilt or the imposition of unadjudicated probation for, any crime of moral turpitude or felony under any applicable law;

(4)              material breach of any Employment Restriction or material breach of any restrictive covenant to which you are subject contained in any agreement between you and the Company or any Affiliate;

(5)              material breach of any policy of the Company or any Affiliate, including, without limitation, any such policy that relates to expense management or the Foreign Corrupt Practices Act;

(6)              unlawful use or possession of illegal drugs on the premises of the Company or any Affiliate or while performing your duties to the Company or any Affiliate; or

(7)              commission of an act of fraud, embezzlement or misappropriation, in each case, against the Company or any Affiliate;

provided that, in the event that the Company believes that you have committed an act giving rise to Cause under clauses (1), (2), (4) or (5), then, if such Cause is reasonably susceptible of cure, (A) the Company will provide you written notice specifying the alleged circumstances constituting Cause within 90 days following the Board’s first obtaining knowledge of the occurrence of such circumstances, (B) you shall have 30 days following receipt of such notice to cure such circumstances and (C) if not cured, the Company may terminate your employment not later than 60 days after the end of such cure period.

 “Good Reason” means the occurrence of any of the following events, in each case without your consent:

(1)              a reduction in the Base Salary or Target Bonus, other than any such reduction that applies generally to senior executives of the Company and the Affiliates;

(2)              relocation of the geographic location of your principal place of employment by more than 50 miles; or

(3)              a material reduction in your duties or responsibilities;

provided that, in each case, (A) you shall provide the Company with written notice specifying the circumstances alleged to constitute Good Reason within 90 days following the first occurrence of such circumstances, (B) the Company shall have 30 days following receipt of such notice to cure such circumstances and (C) if the Company has not cured such circumstances within such 30-day period, then you must terminate your employment not later than 60 days after the end of such 30-day period.

Miscellaneous:

The Company’s and your respective rights and obligations shall survive any termination of this Offer Letter to the extent necessary for the intended preservation of such rights and obligations.

This Offer Letter is intended to bind and inure to the benefit of and be enforceable by you and your estate, the Company and your and the Company’s successors and assigns. You may not assign your rights or delegate your duties or obligations hereunder without the prior written consent of the Company. The Company may assign its rights and obligations hereunder, without the consent of, or notice to, you, to any of the Company’s affiliates or to any person or entity that acquires the Company or any portion of its business or its assets pursuant to a merger, consolidation or other transaction, in which case all references to the Company will refer to such assignee.

Any provision in this Offer Letter that is prohibited or unenforceable in any jurisdiction by reason of applicable law shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating or affecting the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

This Offer Letter (together with the LTIP), constitutes the entire agreement of the parties with regard to the subject matter hereof and supersedes any and all prior understandings, agreements, communications, or correspondence between the parties. Any modification of this Offer Letter will be effective only if it is in writing and signed by the party to be charged. The failure of a party to insist on strict adherence to any term of this Offer Letter on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Offer Letter.

This Offer Letter shall be governed by, and construed in accordance with, the laws of the State of Texas without regard to any otherwise applicable conflicts of law principles, whether of the State of Texas or otherwise. To ensure the rapid, economical, and confidential resolution of disputes that may arise in connection with your employment, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, arising from or relating to the enforcement, breach, performance, or interpretation of this Offer Letter, your employment with the Company, or the termination of that employment, shall be resolved, to the fullest extent permitted by law, by final, binding and confidential arbitration in Dallas, Texas conducted by the American Arbitration Association or its successor under its then-applicable Commercial Arbitration Rules, and judgment on the arbitral award rendered may be entered in any court having jurisdiction thereof. By agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. You will have the right to be represented by legal counsel at any arbitration proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The arbitrator shall be authorized to award all relief that you or the Company would be entitled to seek in a court of law. Nothing in this Offer Letter is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration.

This Offer Letter may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Section 409A:

Notwithstanding anything in this Offer Letter to the contrary, if you are a “specified employee” (determined in accordance with Section 409A of the Code (“Section 409A”)) as of the date that your employment with the Company terminates and you have experienced a “separation from service” (within the meaning of Section 409A), and if any payment, benefit or entitlement provided for in this Offer Letter or otherwise both (1) constitutes a “deferral of compensation” within the meaning of Section 409A and (2) cannot be paid or provided in a manner otherwise provided herein or otherwise without subjecting you to additional tax, interest or penalties under Section 409A, then any such payment, benefit or entitlement that is payable during the first six months following such termination will be paid or provided to you in a lump sum cash payment to be made on the earlier of (A) your death or (B) the first business day of the seventh calendar month immediately following the month in which such termination occurs.

Your employment with the Company will be at-will and nothing in this Offer Letter shall be deemed to be construed as a contract for a term of employment.

We look forward to receiving a response from you within the next week.  If you have any additional questions, please do not hesitate to call me directly or Ty Gaston at 214-445-9686.

We believe Kosmos is an outstanding organization with a capable, dedicated team and know you will be a valuable, enthusiastic addition.

Sincerely,
/s/ Prakash A. Melwani
Chairman of the Compensation Committee
Kosmos Energy Ltd.